# SEC Schedule 13D/A (Amendment No. 2) — Beneficial ownership report by holders of more than 5% of a class

Issuer: BRERA HOLDINGS PLC, CIK 0001939965
CUSIP: G13311108
Title of class of securities: Class B Ordinary Shares, $0.05 nominal value per share
Address of issuer's principal executive offices: Connaught House, 5th Floor, One Burlington Road, Dublin, Ireland (L2), D04 C5Y6
Date of event which requires filing of this statement: 02/05/2026
Amends the filing with accession number 0001104659-25-095189
Filed by CIK 0002088938
Persons authorized to receive notices and communications: RBCH Ltd., c/o Ogier Global (Cayman) Limited, 89 Nexus Way, Camana Bay, Grand Cayman, Cayman Islands (E9), KY1-9009, 00420 734 170 580

## Reporting persons
- RBCH Ltd. (CIK 0002088938): type of reporting person: other (OO); citizenship or place of organization: Cayman Islands (E9); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 22,222,222; shared voting power 0; sole dispositive power 22,222,222; shared dispositive power 0; aggregate amount beneficially owned 22,222,222 (22.27% of the class)
  Comment: For Box 7, 9 and 11: Reflects (a) 6,500,000 class B ordinary shares, $0.05 nominal value per share ("Class B Ordinary Shares"), of Brera Holdings PLC, an Irish public limited company (the "Issuer"), (b) warrants to purchase 11,111,111 Class B Ordinary Shares, at a price of $6.75 per Class B Ordinary Share (the "Common Warrants"), and (c) pre-funded warrants to purchase 4,611,111 Class B Ordinary Shares, at a price of $0.05 per Class B Ordinary Share (the "Pre-Funded Warrants", and together with the Common Warrants, the "Warrants"), in each case held directly by RBCH Ltd.
  
  For Box 13: The denominator of the fraction upon which this percentage is calculated is based (i) on 81,994,765 Class B Ordinary Shares outstanding as of November 6, 2025, and (ii) the 15,722,222 Class B Ordinary Shares issuable upon exercise of the Warrants held directly by RBCH Ltd.
  
  The Warrants held by RBCH Ltd. are subject to a beneficial ownership limitation limiting the number of Class B Ordinary Shares that RBCH Ltd. can beneficially own to no more than 9.99% (the "Beneficial Ownership Limitation"). The Beneficial Ownership limitation may be increased to 19.99% and ultimately removed pursuant to the terms and conditions of the Warrants.
- Viktor Fischer (CIK 0002088940): type of reporting person: individual (IN); citizenship or place of organization: Slovakia (2B); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class); the aggregate amount excludes certain shares
  Comment: For Box 7, 9 and 11: Viktor Fischer, in his capacity as a director of the Issuer, is entitled to compensation from the Issuer in connection with his service as a director, including 44,444 restricted stock units of the Issuer to be issued under the Issuer's 2022 Equity Incentive Plan which, when granted, will be subject to vesting conditions.
  
  Viktor Fischer and Jakub Havrlant, as the indirect holders of 100% of the outstanding equity of the general partner of Rockaway Blockchain Fund I, L.P., the sole shareholder of RBCH Ltd. with the right to remove and replace directors of RBCH Ltd., may be deemed to be the beneficial owners of the reported shares. Viktor Fischer and Jakub Havrlant disclaim any beneficial ownership in the reported shares. See also comments for RBCH Ltd.
  
  For Box 13: See comments for RBCH Ltd.
- Jakub Havrlant: type of reporting person: individual (IN); citizenship or place of organization: Czech Republic (2N); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class); the aggregate amount excludes certain shares
  Comment: For Box 7, 9 and 11: Viktor Fischer and Jakub Havrlant, as the indirect holders of 100% of the outstanding equity of the general partner of Rockaway Blockchain Fund I, L.P., the sole shareholder of RBCH Ltd. with the right to remove and replace the directors of RBCH Ltd., may be deemed to be the beneficial owners of the reported shares. Viktor Fischer and Jakub Havrlant disclaim any beneficial ownership in the reported shares.
  
  See also comments for RBCH Ltd.

## Item 1. Security and Issuer
Title of class of securities: Class B Ordinary Shares, $0.05 nominal value per share
Name of issuer: BRERA HOLDINGS PLC
Address of issuer's principal executive offices: Connaught House, 5th Floor, One Burlington Road, Dublin, Ireland (L2), D04 C5Y6
Comment: This Amendment No. 2 to Schedule 13D (this "Amendment") filed on behalf of the Reporting Persons amends and supplements the Schedule 13D filed with the Securities and Exchange Commission on September 30, 2025 (as amended, the "Schedule 13D"). Except as specifically provided herein, this Amendment does not modify or amend any of the information previously reported in the Schedule 13D. Capitalized terms used and not otherwise defined herein shall have the meanings ascribed to such terms in the Schedule 13D.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 of the Schedule 13D is supplemented as follows:

On February 5, 2026, the Issuer and an entity indirectly owned by Viktor Fischer and Jakub Havrlant terminated discussions regarding the potential acquisition of RockawayX by the Issuer as described in the non-binding term sheet dated December 3, 2025. Viktor Fischer's role as a member of the board of directors of the Issuer was not changed as a result of this termination.

The Reporting Persons continue to expect to evaluate on a continuing basis RBCH Ltd.'s goals and objectives and other business opportunities, and may change plans or proposals in the future. In determining from time to time whether to sell the securities reported as beneficially owned in this Schedule 13D (and in what amounts) or to retain such securities, the Reporting Persons will take into consideration such factors as they deem relevant, including the business and prospects of the Issuer, anticipated future developments concerning the Issuer, existing and anticipated market conditions from time to time, general economic conditions, regulatory matters, and other opportunities available to the Reporting Persons. In addition, the Reporting Persons may, from time to time, transfer shares beneficially owned by them for tax, estate or other economic planning purposes. The Reporting Persons may engage in discussions with management, the Board of Directors, other shareholders, and other relevant parties concerning the Issuer's governance, operations, strategy, capital allocation, performance and alternatives to enhance shareholder value, including requesting the removal of the Beneficial Ownership Limitation. The Reporting Persons reserve the right to increase and/or remove the Beneficial Ownership Limitation in accordance with the terms of the Warrants, dispose of securities of the Issuer or acquire additional securities of the Issuer in the open market, in privately negotiated transactions (which may be with the Issuer or with third parties) or otherwise, to dispose of all or a portion of its holdings of securities of the Issuer.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: Item 5(a) of the Schedule 13D is amended and restated as follows: The information contained in rows 7, 8, 9, 10, 11 and 13 on the cover pages of this Amendment (including the footnotes thereto) and Item 4 of this Amendment is incorporated by reference into this Item 5.
Number of shares as to which each person has sole or shared power to vote or dispose: Item 5(a) of the Schedule 13D is amended and restated as follows: The information contained in rows 7, 8, 9, 10, 11 and 13 on the cover pages of this Amendment (including the footnotes thereto) is incorporated by reference into this Item 5.
Transactions in the class effected during the past sixty days: Item 5(a) of the Schedule 13D is amended and restated as follows: The information provided in response to Item 3 and Item 4 hereof is incorporated by reference into this Item 5(c). Except as described in this Schedule 13D, the Reporting Persons have not effected any transactions in the Class B Ordinary Shares during the past 60 days.

## Signatures
- RBCH Ltd.: /s/ Glenn Kennedy, Glenn Kennedy, Director (02/09/2026)
- Viktor Fischer: /s/ Viktor Fischer, Viktor Fischer (02/09/2026)
- Jakub Havrlant: /s/ Jakub Havrlant, Jakub Havrlant (02/09/2026)